08043344



customers first!

FIRST FINANCIAL BANKSHARES, INC.™

a family of community banks℠

2007

ANNUAL REPORT

Banks & Locations

First Financial Bank
- ABILENE
- CLYDE
- MORAN
- ALBANY

First Financial Bank
- CLEBURNE
- BURLESON
- ALVARADO
- MIDLOTHIAN

First Financial Bank
- EASTLAND
- RANGER
- RISING STAR

Hereford State Bank
- HEREFORD

First Financial Bank
- MINERAL WELLS

San Angelo National Bank
- SAN ANGELO

First Financial Bank
- SOUTHLAKE
- TROPHY CLUB
- KELLER
- BRIDGEPORT
- BOYD
- DECATUR

First Financial Bank
- STEPHENVILLE
- GRANBURY
- GLEN ROSE
- ACTON

First Financial Bank
- SWEETWATER
- ROBY
- TRENT

Weatherford National Bank
- WEATHERFORD
- ALEDO
- WILLOW PARK
- BROCK



87
Amarillo
40
27
Lubbock
87
84
Fort Worth
Dallas
35
Abilene
20
Midland
Odessa
20
87
Waco
45
35
10
10
Austin
Houston
10
San Antonio

    

customers first!

Customers come first in all we do at First Financial Bankshares. We're Texas based, where hospitality and friendliness are a way of life. As we see it, banking has always been a local business, where decisions about customers' loans and other financial matters are best made in the community, face-to-face, not at some faraway, out-of-state bank headquarters. We care about the Texas communities in which we operate, because we're community bankers at heart. That's why we are actively involved in the civic, educational and business life of our communities.

Our "Customer Service First" initiative remains at the core of everything we do. This year's annual report highlights several of our customers throughout our 10 subsidiary banks and 47 bank locations. Some of the families have been our customers for generations, while others are new customers. Their stories illustrate First Financial Bankshares' devotion to serving the diverse needs of our customers, both retail and commercial.

Hometown. Friendly. Customer focused. That describes First Financial Bankshares, and we think it helps explain why we've prospered so well over the years and why we're pleased to announce that 2007 was our 21st consecutive year of increased earnings.


FIRST FINANCIAL
BANKSHARES, INC.
a family of community banks SM

Financial Highlights

IN THOUSANDS (EXCEPT PER SHARE DATA)

FOR THE YEAR	2007	2006	CHANGES
Net Income	$49,490	$46,029	7.5%
Basic Earnings per Share	2.38	2.22	7.2%
Dividends Declared	26,159	24,460	6.9%
Dividends per Share	1.26	1.18	6.8%
Averages for the Year			
Assets	$2,876,193	$2,738,314	5.0%
Securities	1,120,275	1,110,816	0.9%
Loans	1,427,922	1,308,309	9.1%
Deposits	2,385,869	2,313,074	3.1%
Shareholders' Equity	311,798	284,117	9.7%
At Year-End			
Assets	$3,070,309	$2,850,165	7.7%
Securities	1,128,493	1,129,313	(0.1)%
Loans	1,528,020	1,373,735	11.2%
Deposits	2,546,083	2,384,024	6.8%
Shareholders' Equity	335,495	300,901	11.5%
Book Value per Share	16.16	14.51	11.4%
Trust Assets	1,428,128	1,299,628	9.9%
Key Ratios			
Return on Average Assets	1.72%	1.68%	
Return on Average Equity	15.87%	16.20%	
Equity/Assets at Year-End	10.93%	10.56%	
Efficiency	52.83%	53.49%	

NET INCOME GROWTH
(IN THOUSANDS)



$54,000
$48,000
$42,000
$36,000
$30,000
$24,000
$18,000
$12,000
$6,000
$0
$35,305
$39,171
$44,023
$46,029
$49,490
03
04
05
06
07

RETURN ON AVERAGE EQUITY



18%
15%
12%
9%
6%
3%
0%
14.40%
15.09%
16.17%
16.20%
15.87%
03
04
05
06
07

EFFICIENCY RATIO



60%
50%
40%
30%
20%
10%
0%
52.52%
51.78%
52.48%
53.49%
52.83%
03
04
05
06
07

NET INTEREST MARGIN


5%
4%
3%
2%
1%
0%
4.44%
4.49%
4.49%
4.46%
4.43%
03
04
05
06
07

RETURN ON AVERAGE ASSETS


2.00%
1.75%
1.50%
1.25%
1.00%
0.75%
0.50%
0.25%
0%
1.75%
1.82%
1.80%
1.68%
1.72%
03
04
05
06
07

Selected Financial Data

IN THOUSANDS (EXCEPT PER SHARE DATA)

YEAR-END	TOTAL ASSETS(1)	SHAREHOLDERS' EQUITY(1)	NET INCOME(1)	BASIC EARNINGS PER SHARE(2)	CASH DIVIDENDS PER SHARE(2)	STOCK DIVIDENDS AND SPLITS	YEAR-END BOOK VALUE PER SHARE(2)	YEAR-END MARKET VALUE PER SHARE(2)
2007	$3,070,309	$335,495	$49,490	$2.38	$1.26	–	$16.16	$37.65
2006	2,850,165	300,901	46,029	2.22	1.18	–	14.51	41.86
2005	2,733,827	276,276	44,023	2.13	1.10	4/3 split	13.34	35.06
2004	2,315,224	265,545	39,171	1.90	1.00	–	12.84	33.61
2003	2,092,571	251,487	35,305	1.71	0.91	5/4 split	12.19	30.84
2002	1,993,183	238,768	33,953	1.65	0.81	–	11.59	22.80
2001	1,929,694	213,654	29,355	1.43	0.70	5/4 split	10.40	18.06
2000	1,753,814	196,121	28,316	1.37	0.62	–	9.56	15.09
1999	1,723,369	178,663	25,690	1.24	0.54	–	8.60	14.76
1998	1,686,647	169,449	23,254	1.13	0.48	10% dividend	8.18	16.80
1997	1,573,509	148,226	20,063	1.02	0.42	5/4 split	7.48	18.71
TEN-YEAR COMPOUND GROWTH RATE	6.91%	8.51%	9.45%	8.84%	11.61%	–	8.01%	7.24%

(1) As originally reported at the close of each year and prior to restatements for pooling-of-interests.
(2) Adjusted for stock dividends and splits.

2007 COMMON STOCK MARKET VALUE AND DIVIDEND DATA

QUARTER	HIGH	LOW	CLOSE	DIVIDENDS
FOURTH	$42.62	$35.53	$37.65	$0.32
THIRD	44.00	35.19	40.18	0.32
SECOND	42.71	37.33	38.81	0.32
FIRST	43.69	39.79	41.82	0.30

2006 COMMON STOCK MARKET VALUE AND DIVIDEND DATA

QUARTER	HIGH	LOW	CLOSE	DIVIDENDS
FOURTH	$43.47	$37.83	$41.86	$0.30
THIRD	39.98	35.62	38.15	0.30
SECOND	39.48	34.05	36.54	0.30
FIRST	38.75	34.56	38.30	0.28



Dear Fellow Shareholders:

We increased our earnings and dividends last year, making 2007 our 21st consecutive year of growth. This was an especially noteworthy accomplishment given the continued compression of the net interest margin and the turbulence that struck national financial markets. We were able to navigate successfully around these challenges because we managed our net interest margin, the economy in our markets remained strong and we had no subprime mortgage exposure. Working from these strengths, we focused on achieving organic growth, enhancing our product offerings, maintaining our credit quality and providing exceptional customer service.

CONTINUED PROFITABLE GROWTH

Net income grew 7.5% in 2007 to $49.5 million from $46.0 million the previous year. Net interest income, the main contributor to net income, increased 4.7% to $110.8 million from $105.9 million. Our net interest margin (net interest income as a percentage of average interest-earning assets on a tax-equivalent basis) declined three basis points to 4.43%, which was well above our peer group's average of 3.81%. Given the challenges we faced from continued upward pressure on deposit interest rates and a relatively flat interest yield curve through the year, we are pleased that the decline in our net interest margin was so modest.



F. SCOTT DUESER

The Company's financial performance compared favorably with that of its banking peer group on several other key measures. Our return on average assets for 2007 was 1.72% (up from 1.68% in 2006), compared with 0.98% for our peer group. Return on average equity was 15.87% (down from 16.20% in 2006), versus 10.95% for our peer group. And our efficiency ratio (the share of revenues consumed by operating expenses) was 52.83% (improved from 53.49% for 2006) – a result that was well below the peer group average of 63.11%.

We achieved solid organic growth during the year. Total assets increased 7.7% to $3.07 billion from $2.85 billion at the end of 2006, while loans increased 11.2% to $1.53 billion from $1.37 billion. The loan growth was well distributed across commercial, real estate, agriculture and consumer loans. Total deposits grew 6.8% to $2.55 billion from $2.38 billion. Asset quality and capital remained strong throughout the year. Classified loans (those with some degree of risk) decreased to 3.4% of total loans from 3.9% at the previous year-end, while nonperforming assets (nonaccrual loans, accruing loans 90 days past due, and foreclosed assets) remained flat at 0.31% of total loans and foreclosed assets. Our 0.31% compares very favorably with the 0.91% reported by our peer group. At December 31, 2007, the allowance for loan losses as a percentage of total loans was 1.14% compared to 1.18% at the end of 2006. Shareholders' equity at year-end rose to 10.9% of total assets, or $335.5 million, from 10.6%, or $300.9 million, at the end of 2006.

On April 24, 2007, the Board of Directors declared a 6.7% increase in the quarterly cash dividend, raising it to $0.32 per share from $0.30 per share. Despite our strong financial performance in 2007, the market share price of our common stock was down at year-end – to $37.65 from $41.86 at the end of 2006. This 10.1% decline was certainly a reflection of the downturn in financial sector stocks and the national economy at the end of the year. However, our stock performed better than the bank indexes. The NASDAQ Bank Index was down 20%, while the SNL Small Cap Bank and Thrift Index was down 28%.

CUSTOMER SERVICE FIRST

Banking remains a relationship-driven business. That's why we believe the key to banking success is to offer an exceptional customer experience, combined with true community-based banking. To make an already good experience even better for the customer, we launched our "Customer Service First" initiative in 2005. Through this program, we analyze everything we do from the perspective of the customer to ensure that our service remains superior and continues to be one of our core strengths. We have also introduced a new suite of account products that give our customers more benefits, flexibility and value.

Meanwhile, our commitment to true community banking is reinforced by our business model of operating 10 separately chartered, community-focused banks. This structure, we believe, best supports the key principles of community banking – local decision making, community involvement and knowledge of the customer. Consistently giving our customers more than they expect, in ways large and small, is central to how we operate as community bankers. In this annual report, you'll read profiles of several of our customers. These profiles illustrate the quality service we provide in our economically and culturally diverse Texas markets.

THE TEXAS ECONOMY

Contrary to the national trend, economic growth in Texas remained steady throughout 2007. The state's strength can be explained in several ways. First, Texas did not experience the real estate appreciation bubble. Secondly, the Texas economy has been aided by increased oil and gas activity, development of the wind energy industry and solid business creation. Finally, with a favorable business climate, low cost of living and a high quality of life, Texas has attracted new residents and businesses. The state's population grew 9.6% between 2000 and 2005, and the prospects for continued growth look promising.

OTHER HIGHLIGHTS

We opened our 45th banking location last year in Albany, Texas. In February 2008, we opened new branches in Brock and Acton. All three of these communities are good markets with growth potential. We have also announced plans to construct a new bank building in the fast-growing community of Decatur, Texas. When construction is complete, we will move our present Decatur branch to the new building.

First Financial Trust & Asset Management Company delivered outstanding results for 2007. Trust assets grew 9.9% to $1.43 billion from $1.30 billion a year earlier. Trust net income grew 22.8% to $2.5 million from $2.1 million. To better serve our customers in the greater Dallas–Fort Worth Metroplex region, we opened a trust office in Fort Worth. We also operate offices in Abilene, San Angelo, Stephenville and Sweetwater.

It is always gratifying when others recognize our Company's success. Last year, investment bank Keefe, Bruyette & Woods named the Company to its "Honor Roll" of banks that have continually reported increases in earnings per share during the past decade. Only 40 banks across the country made the KBW list. Meanwhile, NASDAQ selected the Company for its Dividend Achievers Index, which recognizes companies that have increased their dividend payments each year for at least the past 10 years. Only 103 of the 3,100 companies trading on NASDAQ qualified for the index. NASDAQ also named the Company to its Financial-100 Index, which includes the 100 largest NASDAQ-listed companies in the banking, insurance and financial services sector, based on market capitalization.

As of January 1, 2008, I assumed the role of Chairman when Ken Murphy was named Senior Chairman. We appreciate Ken's leadership as Chairman for the past 21 years, and we look forward to his continued involvement as Senior Chairman. Bynum Miers will retire from the First Financial Bankshares Board in conjunction with our Annual Shareholders Meeting in April 2008. He has served our Company with distinction in a number of capacities for the past 16 years and has served on the First Financial Bank, Abilene, Board for 33 years. We have benefitted greatly from his counsel and direction, and thank him for his fine service.

LOOKING AHEAD

We expect 2008 to be another good year for our Company. At the same time, we are watching economic indicators carefully. We have weathered economic turbulence many times during our 118-year history, and you can rest assured that, going forward, we will use the same conservative and prudent management style that has helped us prosper in the past.

We will continue to look for acquisitions that fit our model and will bring value to the Company. We are a disciplined buyer and have sat on the sidelines the last couple of years due to higher bank pricing; however, we feel pricing will decline, and we hope to have some good opportunities to expand our footprint. We are also looking for additional locations in which to open new branches in growing communities. Our overall focus will continue to be on achieving quality loan growth, managing our net interest margin and becoming more efficient. In addition, we see excellent growth potential in trust services and treasury management and have increased our marketing and calling efforts to capture additional business.

We deeply appreciate the loyal support of our shareholders. All of us at First Financial Bankshares are committed to rewarding you as our owners. We look forward to sharing the Company's future successes with you.

F. Scott Dueser
Chairman, President and
Chief Executive Officer
First Financial Bankshares, Inc.

First Financial Bank, N.A.
CHARTERED 1890

ABILENE • CLYDE • MORAN • ALBANY


ABILENE

RON BUTLER, PRESIDENT & CEO, at one of Abilene's visitor and cultural attractions, Frontier Texas!

SENIOR OFFICERS

Ron Butler
President and
Chief Executive Officer

Tom Boecking
Executive Vice President
South Branch

Ben McAnally
Executive Vice President
Treasury Management

Tom O'Neil
Executive Vice President
River Oaks Branch

John Prince
Executive Vice President
Personal Loans

Marelyn Shedd
Executive Vice President
Commercial Loans

Charles E. Tennesson
Executive Vice President, Chief
Financial Officer and Cashier

DIRECTORS

F. Scott Dueser
Chairman of the Board

Ron Butler
President and
Chief Executive Officer

J. Michael Alexander
President
James M. Alexander & Co.

Tucker S. Bridwell,
President
Mansefeldt Investment Corp.

Joseph E. Canon, J.D.
Executive Director
Dodge Jones Foundation

David Copeland
President
Shelton Family Foundation

Joe Crawford
President
Abilene Aero, Inc.

Mike Denny
President
Batjer and Associates

Murray Edwards
Principal, The Edwards Group

Allan D. Frizzell
Executive Vice President
Enrich Oil Corporation

Tim Lancaster
Chairman, CEO and President
Hendrick Health System

Bynum Miers
Rancher

Stanley Morris, Jr.
Investments

Kenneth T. Murphy
First Financial Bankshares, Inc.

Dian Graves Stai
Chair
Mansefeldt Investment Corp.
Director
Dian Graves Owen Foundation

Leigh Taliaferro, M.D.
Physician

ADVISORY

Bob J. Surovik
McMahon Surovik Suttle, P.C.

Steve Suttle
McMahon Surovik Suttle, P.C.

MAIN OFFICE

(325) 627-7200

400 Pine — Abilene, Texas 79601

LOCATIONS

4400 Buffalo Gap Road	Abilene, Texas 79606
4350 Southwest Drive	Abilene, Texas 79606
920 N. Willis	Abilene, Texas 79603
3300 S. 14th Street	Abilene, Texas 79605
1010 N. Judge Ely Blvd.	Abilene, Texas 79601
701 Pine	Abilene, Texas 79601
1345 Barrow	Abilene, Texas 79605
2617 Antilley Road	Abilene, Texas 79606
1650 State Highway 351	Abilene, Texas 79601
718 Elm	Clyde, Texas 79510
400 Ground	Moran, Texas 76464
132 Hill Street	Albany, Texas 76430

TAYLOR, CALLAHAN & SHACKELFORD COUNTIES DEPOSIT MARKET SHARE 41%



IN THOUSANDS	DEC. 31, 2007	DEC. 31, 2006
Assets	$1,038,548	$926,227
Loans	441,662	392,334
Deposits	837,843	762,285
Equity	74,406	69,789
Net Income	14,410	13,898
Return on Average Assets	1.57%	1.60%
Efficiency Ratio	51.13%	50.37%


TEXAS TECH UNIVERSITY
HEALTH SCIENCES CENTER
School of Pharmacy
DELL

Dr. Molly Graham

Looking for a new home and a new bank were high priorities when Dr. Molly Graham moved to Abilene in 2007 to join the faculty at the newly opened Abilene campus of the Texas Tech School of Pharmacy. She found her home loan and the banking services she needed at First Financial Bank. "They made things easy for me," she said. "The bank's support helped make me feel right at home in my new community."

First Financial Bank, N.A.
CHARTERED 1927

CLEBURNE • BURLESON • ALVARADO • MIDLOTHIAN



MATT REYNOLDS, PRESIDENT & CEO, at the recently renovated Johnson County Courthouse in Cleburne. The courthouse was built in 1913.

SENIOR OFFICERS

Matt Reynolds
President and
Chief Executive Officer

Craig Beskow
Executive Vice President
and Cashier

Brad Evans
Executive Vice President

Derek Schmidt
Executive Vice President

Cynthia Allen
Senior Vice President

Kathy Armstrong
Senior Vice President

Michelle Fagan
Senior Vice President

Linda Hall
Senior Vice President

Ellen Parnell
Senior Vice President

Lisa Roye
Senior Vice President

Darlene Walker
Senior Vice President

DIRECTORS

Perry Elliott
Chairman of the Board

Matt Reynolds
President and
Chief Executive Officer

Albert A. Archer
Chairman of the Board
Walls Industries, Inc.

Gary Bennett
Bennett Printing
& Office Supply

Byron Black
Investments

F. Scott Dueser
First Financial Bankshares, Inc.

Hollis E. (Gene) Joslin
Investments

Tim Lyness
Lyness Construction, LP

George Marti
Marti Enterprises

MAIN OFFICE (817) 556-5000 or (800) 226-2940

403 N. Main — Cleburne, Texas 76033

LOCATIONS

200 N. Ridgeway — Cleburne, Texas 76033
1900 S.W. Wilshire — Burleson, Texas 76028
201 E. Highway 67 — Alvarado, Texas 76009
1490 E. Main — Midlothian, Texas 76065

JOHNSON COUNTY & CITY OF MIDLOTHIAN DEPOSIT MARKET SHARE *17%*



IN THOUSANDS	DEC. 31, 2007	DEC. 31, 2006
Assets	$242,025	$234,613
Loans	132,599	115,550
Deposits	219,243	214,417
Equity	20,042	18,584
Net Income	4,115	3,761
Return on Average Assets	1.74%	1.62%
Efficiency Ratio	55.20%	57.77%

John Ed & Mary King

John Ed and Mary King know the value of having a close relationship with their hometown, community bank. That is why they have been customers of First Financial Bank for more than 50 years. The Kings have natural gas production on land they own in Johnson County, where the Barnett Shale natural gas fields have boosted the economy. Mary King also owns The Castle Collection, an upscale accessory and gift shop in Cleburne. Business customers such as the Kings benefit from First Financial's business services including treasury management and direct deposit. "Having a great financial partner like First Financial has been good for our business," said John Ed King.



First Financial Bank, N.A.

CHARTERED 1934

EASTLAND • RANGER • RISING STAR



TOMMY J. BARROW, PRESIDENT & CEO, at the soda fountain of the Eastland Drug Company, a hometown pharmacy and First Financial Bank customer.

SENIOR OFFICERS

Tommy J. Barrow
Chairman of the Board, President and Chief Executive Officer

Clint S. Ferguson
Executive Vice President

Jim Davidson
Senior Vice President and Cashier

L.V. Coffee
Senior Vice President

DIRECTORS

Tommy J. Barrow
Chairman of the Board, President and Chief Executive Officer

Doug Crawley
Rancher

Clint S. Ferguson
Executive Vice President

Doug Ford
Retired President and Chief Executive Officer
Peoples State Bank, Clyde

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Jim Keffer
President
EBAA Iron Sales, Inc.

Mike T. Perry
President
Kinnaird, Rossander & Perry Agency, Inc.

Dale Squiers, R.Ph.
Owner
Eastland Drug Company

Tommy Warford
Turner, Seaberry and Warford
Attorneys

M.D. White, Jr.
President and Owner
Ace Hardware Store, Eastland/Cisco

MAIN OFFICE

(254) 629-6100

201 E. Main — Eastland, Texas 76448

LOCATIONS

106 Main — Ranger, Texas 76470
206 West College — Rising Star, Texas 76471

EASTLAND COUNTY DEPOSIT MARKET SHARE

46%



IN THOUSANDS	DEC. 31, 2007	DEC. 31, 2006
Assets	$132,147	$136,681
Loans	50,125	46,377
Deposits	113,973	117,333
Equity	16,161	15,280
Net Income	2,328	2,312
Return on Average Assets	1.76%	1.70%
Efficiency Ratio	48.79%	49.74%


Jim Keffer

Jim Keffer is President of Eastland-based EBAA Iron Sales, Inc., the largest employer in a three-county area. He also serves as a Texas State Representative from the 60th District and is Chairman of the Ways & Means Committee. Keffer appreciates the value of First Financial's special business services, which include cash management, remote deposit, payroll direct deposit, electronic wire transfers and overnight account sweeps. Services such as these help make First Financial the leading bank in Eastland County based on deposit market share.

Hereford State Bank

CHARTERED 1947



MIKE MAULDIN, PRESIDENT & CEO, at the Hereford Grain Corporation. Hereford State Bank plays a prominent role in providing business banking services to customers in the cattle and agricultural industries.

SENIOR OFFICERS

Mike Mauldin
Chairman of the Board, President and Chief Executive Officer

Steve Gilbert
Executive Vice President and Cashier

Kent Jackson
Executive Vice President and Chief Credit Officer

Jeff Brown
Senior Vice President and Security Officer

DIRECTORS

Mike Mauldin
Chairman of the Board, President and Chief Executive Officer

F. Scott Dueser
First Financial Bankshares, Inc.

Steve Lewis, D.V.M.
Manager and Senior Partner
Hereford Veterinary Clinic

Kade Matthews
Ranching and Investments

Garth Merrick
President and Chief Executive Officer, Merrick Petfoods, Inc.

Allen Parson
Restaurateur and Investments

Craig Smith
Rancher and
Retired Chairman of the Board, President and Chief Executive Officer, Hereford State Bank

Jerry Stevens
Vice President and General Manager, Stevens 5-Star Car and Truck Center

Johnny E. Trotter
President and Chief Executive Officer, Livestock Investors, Ltd.

Roger Williams
Farmer

MAIN OFFICE

(806) 363-8200
212 E. Third
Hereford, Texas 79045

DEAF SMITH COUNTY DEPOSIT MARKET SHARE 45%



IN THOUSANDS	DEC. 31, 2007	DEC. 31, 2006
Assets	$138,418	$118,398
Loans	88,963	76,431
Deposits	113,981	103,587
Equity	8,773	8,268
Net Income	2,020	1,796
Return on Average Assets	1.77%	1.73%
Efficiency Ratio	49.42%	50.18%

Two wranglers working at the Bar G feed lot. Hereford State Bank serves the financial needs of its business clients with services that include remote deposit, safe deposit boxes, cash management, loans and checking accounts.





KEN WILLIAMSON, PRESIDENT & CEO, at one of the many recreational ranches financed by First Financial Bank in Palo Pinto County.

SENIOR OFFICERS

Kenneth A. Williamson
Chairman of the Board, President
and Chief Executive Officer

Brad Seay
Executive Vice President
Lending

Eddie Gregory
Senior Vice President
and Cashier

Mike Mearse
Senior Vice President
Lending

DIRECTORS

Kenneth A. Williamson
Chairman of the Board, President
and Chief Executive Officer

F. Scott Dueser
First Financial Bankshares, Inc.

Spencer Baum, D.D.S.
Baum Dental Clinic

George Gault
Attorney
Gault & Gault

Paul McGettes
Chief Financial Officer
Upham Oil & Gas Company, L.P.

Terry L. Murphy
President and
Chief Executive Officer
Murphy and Murphy, Inc.

Don O'Neal
O'Neal Distributing
Company, Inc.,
O'Neal Enterprises, Inc.

David Ramsey, M.D.
Family Practice Center

Albert Rincon
Vice President of Operations
Texas Packaging Company, Inc.

MAIN OFFICE (940) 327-5400
1900 E. Hubbard Mineral Wells, Texas 76067

PALO PINTO COUNTY DEPOSIT MARKET SHARE *29%*



IN THOUSANDS	DEC. 31, 2007	DEC. 31, 2006
Assets	$139,423	$130,803
Loans	88,866	77,756
Deposits	119,806	111,320
Equity	18,384	17,405
Net Income	2,485	2,385
Return on Average Assets	1.83%	1.81%
Efficiency Ratio	46.29%	44.87%


Matt Crawford

Matt Crawford owns and operates Agricultural Scales, Inc., at the Fort Wolters Industrial Park in Mineral Wells. His business is one of only two manufacturers of agricultural scales in the United States. As a community-based bank, First Financial Bank helped Crawford purchase his business and continues to assist him through loans, cash management and other banking services.

San Angelo National Bank

CHARTERED 1975


U.S. AIR FORCE

MIKE BOYD, PRESIDENT & CEO, at Goodfellow Air Force Base, which is a key component of San Angelo's economic strength.

SENIOR OFFICERS

Michael L. Boyd
Chairman of the Board, President and Chief Executive Officer

Robert Pate
Executive Vice President

Carrol E. Hill
Senior Vice President

Wes Masters
Senior Vice President

Reba Priddy
Senior Vice President

Chuck Shore
Senior Vice President

Ruth Wheeler
Senior Vice President

Bill Wiedenfeld
Senior Vice President

DIRECTORS

Michael L. Boyd
Chairman of the Board, President and Chief Executive Officer

W. Dan Cravy, M.D.
Physician

Rick DeHoyos
Attorney
Glasheen, Valles & DeHoyos, LLP

David B. Drake
Investment Advisor
PrimeVest

F. Scott Dueser
First Financial Bankshares, Inc.

Doug Eakman
Owner
Pecos Street Pharmacy

Ron Giddiens
Investments/Business Consulting

Joe Henderson
President
Porter Henderson Implement Company, Inc.

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Robert D. Housley
President and Owner
Housley Communications

David F. Lupton
President
Angelo Glass & Mirror Company, Inc.

Bill Pfluger
Rancher

Barbara Riley
Retired President
Olio, Inc.

Richard W. Salmon
Investments

John E. Schwartz, Sr.
Farmer/Rancher

Mary Jane Steadman
Attorney
Real Estate Investment Management

F.L. (Steve) Stephens
Retired Chairman and CEO
Town & Country Food Stores, Inc.

MAIN OFFICE

(325) 659-5900

301 W. Beauregard, San Angelo, Texas 76903

LOCATIONS

3471 Knickerbocker, San Angelo, Texas 76904

TOM GREEN COUNTY DEPOSIT MARKET SHARE

21%



IN THOUSANDS	DEC. 31, 2007	DEC. 31, 2006
Assets	$340,364	$322,142
Loans	141,016	124,634
Deposits	285,233	259,372
Equity	44,125	42,868
Net Income	5,620	5,525
Return on Average Assets	1.77%	1.82%
Efficiency Ratio	45.90%	44.73%

Joe McCombs

Joe McCombs of Keller has built his spring water company, Samantha Springs, into a business that now produces more than 200,000 gallons of pure spring water per day. His hometown bank, First Financial Bank, has been there with McCombs to help him grow his business. "It's important to me to feel confident in my bank and their ability to deliver what I need, when I need it and how I need it. First Financial does that for me," McCombs said.


SAMANTHA

First Financial Bank, N.A.
CHARTERED 1907

SOUTHLAKE ◦ TROPHY CLUB ◦ KELLER
BRIDGEPORT ◦ BOYD ◦ DECATUR



MARK JONES, PRESIDENT & CEO, at the Timarron Country Club, part of the Southlake area's upscale housing growth financed by First Financial Bank.

SENIOR OFFICERS

Mark L. Jones
President and
Chief Executive Officer

F. Mills Shallene
Wise County Market President

Henson Dunn
Senior Vice President

J. Sean Shope
Senior Vice President

Les Mariotti
Senior Vice President and
Chief Financial Officer

Trent Swearingin
Senior Vice President

DIRECTORS

Perry D. Elliott
Chairman of the Board

Mark L. Jones
President and
Chief Executive Officer

William Ray Cook, Jr., CPA
Cook McDonald & Co.

Jack Dortch
Jack Dortch Insurance Agency

F. Scott Dueser
First Financial Bankshares, Inc.

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Derrell E. Johnson
Former President and CEO
Rady Associates
Consulting Engineers

K. Wayne Lee
President, DDFW Properties

Ralph Manoushagian
Land Manager
Approach Resources, Inc.
Oil & Gas Exploration

Dr. David Ray
Family Physician

Jim Ridenour
President
Sunbelt Station Service

Director Emeritus

M. L. Manoushagian
Oil & Gas Investments
& Real Estate
In Memoriam
December 18, 1924 -
January 10, 2008

MAIN OFFICE

MAIN OFFICE	**(817) 410-2915**
3205 E. Highway 114	Southlake, Texas 76092

LOCATIONS

95 Trophy Club Drive	Trophy Club, Texas 76262
891 E. Keller Parkway	Keller, Texas 76248
909 Stevens	Bridgeport, Texas 76426
609 Rock Island Avenue	Boyd, Texas 76023
1415 S. FM 51	Decatur, Texas 76234

CITIES OF SOUTHLAKE, TROPHY CLUB & KELLER DEPOSIT MARKET SHARE 9%

CITIES OF BRIDGEPORT, BOYD & DECATUR DEPOSIT MARKET SHARE 20%



IN THOUSANDS	DEC. 31, 2007	DEC. 31, 2006
Assets	$291,238	$296,210
Loans	173.325	158,951
Deposits	242,121	247,351
Equity	36,397	33,910
Net Income	3,756	3,602
Return on Average Assets	1.28%	1.29%
Efficiency Ratio	61.62%	60.02%



Phil & Vicki Nivens

From the heart of Texas to the heart of the DFW Metroplex, Phil and Vicki Nivens know the barbecue business well. Their Hard 8 restaurants have locations in Stephenville, Brady and Coppell. The Nivens depend on First Financial for the operation of several family-owned businesses, including their Paluxy ranch. Being able to bank at a First Financial location wherever they do business has been a plus for the Nivens. "First Financial has been with us every step of the way as we've grown our business," Phil Nivens said. "It's like banking with friends who really understand your business and care about your success."

First Financial Bank, N.A.
CHARTERED 1997

STEPHENVILLE • GRANBURY • GLEN ROSE • ACTON



RON MULLINS, PRESIDENT & CEO, at Tarleton State University, a vital part of the growing Stephenville community.

SENIOR OFFICERS

Ron N. Mullins
President and
Chief Executive Officer

John Power
Glen Rose Market President

Bart Rodgers
Granbury Market President

Dereece Howell
Executive Vice President
and Cashier

Robert Lemons
Executive Vice President

Ken Luker
Executive Vice President

Brenda Davis
Senior Vice President

Angie Dusek
Senior Vice President

Donna Feller
Senior Vice President

Connie Frank
Senior Vice President

Kelli Horry
Senior Vice President

Terry McCoy
Senior Vice President

Vickie Pettit
Senior Vice President

Robert Reeves
Senior Vice President

Larry Upshaw
Senior Vice President

DIRECTORS

Perry D. Elliott
Chairman of the Board

Ron N. Mullins
President and
Chief Executive Officer

Keith Brown
Co-Owner
Prime Building Components, LLC

Ron Butler
First Financial Bank, Abilene

William L. Corbin
Investments

F. Scott Dueser
First Financial Bankshares, Inc.

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Bill Hooks
Owner
Hooks Lakeside Motors

John Moore
Operations Manager
FMC Technologies Fluid Control

Ron Pack
Vice President
Westmoor Manufacturing
Owner - RP's Western Wear, Inc.

Bill Parham
Parham & Parham, CPAs

Jerry Parham
Investments

Frank Terrell, M.D.
Ophthalmologist

John Terrill
District Attorney

MAIN OFFICE

(254) 965-5036
2201 W. South Loop — Stephenville, Texas 76401

LOCATIONS

1875 Lingleville Road	Stephenville, Texas 76401
199 N. Columbia	Stephenville, Texas 76401
400 Big Bend Trail	Glen Rose, Texas 76043
2007 East Highway 377	Granbury, Texas 76049
1600 S. Morgan	Granbury, Texas 76048
2915 Fall Creek Highway	Acton, Texas 76049

ERATH, HOOD, SOMERVELL COUNTIES DEPOSIT MARKET SHARE *23%*



IN THOUSANDS	DEC. 31, 2007	DEC. 31, 2006
Assets	$328,698	$302,258
Loans	197,203	183,998
Deposits	282,959	260,415
Equity	40,140	38,482
Net Income	5,663	5,245
Return on Average Assets	1.78%	1.74%
Efficiency Ratio	50.12%	51.97%

Richard Gaona

Farming has been Richard Gaona's livelihood since he graduated from high school 30 years ago. Starting with only 160 rented acres planted in cotton, today Gaona farms 3,400 acres of cotton, plus additional acreage near Roby, Texas, devoted to wheat, hay, grain sorghum and cattle. First Financial Bank has been there with Gaona from the start, helping him with loans for real estate, equipment and operations, along with other personal and business banking services. "They've been there in the hard times," Gaona said of his partnership with the Roby branch of First Financial Bank. "They've stayed with us even when farming didn't look profitable." When you're a farmer, it's important to have a bank you can count on, like First Financial Bank.



First Financial Bank, N.A.

CHARTERED 1948

SWEETWATER ∘ ROBY ∘ TRENT



J.V. MARTIN, PRESIDENT & CEO, in Sweetwater, Texas, where the wind energy industry has brought new economic growth to the community.

SENIOR OFFICERS

J.V. Martin
Chairman of the Board, President and Chief Executive Officer

Kirby Andrews
Executive Vice President
Lending

Donnie Ruppert
Executive Vice President
and Cashier/Controller

Melody Collins
Senior Vice President
Loan Operations

Rodney Foster
Senior Vice President
Lending

DIRECTORS

J.V. Martin
Chairman of the Board, President and Chief Executive Officer

Louis Brooks, Jr.
Rancher

Bill W. Burns
President
Bill Burns Oil Co., Inc.

Ronnie Cox
Owner
Cox Jewelry

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Jay Lawrence
President
MAL Enterprises, Inc.

Thomas L. Rees, Sr.
Rees and Rees, Attorneys

MAIN OFFICE (325) 235-6600

201 Elm — Sweetwater, Texas 79556

LOCATIONS

123 N. Concho — *Roby, Texas 79543*
117 N. Main — Trent, Texas 79561

NOLAN & FISHER COUNTIES DEPOSIT MARKET SHARE *39%*



IN THOUSANDS	DEC. 31, 2007	DEC. 31, 2006
Assets	$127,148	$122,463
Loans	68,572	59,421
Deposits	115,342	110,009
Equity	11,032	10,285
Net Income	1,967	2,004
Return on Average Assets	1.56%	1.63%
Efficiency Ratio	50.60%	51.59%

Dr. Timothy Huggins

Gastroenterologist Dr. Timothy Huggins pictured here with his office assistant, Dana Edwards, has been a customer of Weatherford National Bank since 1999. Dr. Huggins is on the surgical staff at the new outpatient Park City Surgery Center in Weatherford and also owns and operates several other businesses. He's relied on his hometown bank for a variety of personal and business banking needs. "I need a bank that understands the demands of my practice and the other businesses I own as well," Dr. Huggins said. "Weatherford National Bank has proven that customers really do come first."


CONFIDENTIAL

Weatherford National Bank

CHARTERED 1984

WEATHERFORD • ALEDO • WILLOW PARK • BROCK



JAY GIBBS (left), PRESIDENT, and DOYLE LEE (right), CHAIRMAN & CEO, at Teskey's Saddle Shop. Weatherford is a center of the cutting horse industry.

SENIOR OFFICERS

Doyle Lee
Chairman of the Board and
Chief Executive Officer

Jay Gibbs
President

Bob Bradberry
Executive Vice President

Larry Mangrem
Executive Vice President
and Cashier

Kent Hudson
Senior Vice President

Louis Sneed
Senior Vice President

DIRECTORS

Doyle Lee
Chairman of the Board and
Chief Executive Officer

Jay Gibbs
President

Greg L. Barron
President
G.L. Barron Company, Inc.

Stephen G. Brogdon, D.D.S.
General and Cosmetic Dentistry

Mac A. Coalson
Owner
Mac A. Coalson Real Estate

F. Scott Dueser
First Financial Bankshares, Inc.

Clay Hicks
Oil and Gas Investments

Nan Kingsley
President
Bluestem Studios, Inc.

Mike White, O.D.
Therapeutic Optometrist

MAIN OFFICE

(817) 598-2500

101 N. Main — Weatherford, Texas 76086

LOCATIONS

101 College Park Drive	Weatherford, Texas 76086
1214 N. Main	Weatherford, Texas 76086
201 N. Main	Weatherford, Texas 76086
505 Farm Road 1187	Aledo, Texas 76008
4100 E. I-20	Willow Park, Texas 76087
1100 FM 1189	Brock, Texas 76066

PARKER COUNTY DEPOSIT MARKET SHARE 26%



IN THOUSANDS	DEC. 31, 2007	DEC. 31, 2006
Assets	$ 361,543	$ 308,265
Loans	145,689	138,283
Deposits	318,412	276,459
Equity	26,461	22,730
Net Income	5,511	5,036
Return on Average Assets	1.69%	1.76%
Efficiency Ratio	50.73%	51.65%



(L-R): RICHARD YOUNG (ABILENE), MICHAEL SHEEHAN (SWEETWATER), DAVID BYRD (SAN ANGELO), KIRK THAXTON (ABILENE), KONRAD HALBERT (FORT WORTH) AND JOE AYRES (STEPHENVILLE)

First Financial Trust & Asset Management Company, N.A.

First Financial Trust & Asset Management Co., N.A., with offices in Abilene, San Angelo, Stephenville, Sweetwater and Fort Worth, produced outstanding results in 2007. Net income increased $473,000 or 22.8 percent from $2.08 million in 2006 to $2.55 million in 2007. Trust fee revenue also showed a significant increase of 14.1 percent when compared to 2006. Total managed assets increased $128 million during 2007 to finish the year with a book value of $1.43 billion, a 9.9 percent increase.

Significant achievements for 2007 were:

- The Trust Company experienced outstanding net income growth of 40.4 percent in San Angelo, 43.6 percent in Stephenville and 33.8 percent in Sweetwater.
- The Abilene office surpassed the $1 billion mark in total assets finishing the year with a book value of $1.02 billion.
- Our Fort Worth office increased assets 85.6 percent to finish the year with total assets of $36.3 million.
- Our investment team led by Ralph Gibson produced outstanding results. The investment performance of all four of our equity portfolios exceeded their respective benchmarks.

Our experienced team of trust professionals remains committed to providing quality customer service and investment results.

OFFICERS

Kirk W. Thaxton
President & CEO

David Byrd
Executive Vice President
Manager, San Angelo

Richard Young
Executive Vice President
Manager, Abilene

Joe R. Ayres
Senior Vice President
Manager, Stephenville

Larry Cleveland
Senior Vice President
Manager, Operations

Ralph Gibson
Senior Vice President
Manager, Investments

Konrad S. Halbert
Senior Vice President
Manager, Fort Worth

David B. Pitzer
Senior Vice President
Manager, Real Property

Michael D. Sheehan
Senior Vice President
Manager, Sweetwater

Randy Spiva
Senior Vice President
Manager, Oil & Gas

TRUST NET INCOME
(IN MILLIONS)


$2.6
$2.4
$2.2
$2.0
$1.8
$1.6
$1.4
$1.2
$0
$1.587
$1.596
$1.909
$2.076
$2.549
03
04
05
06
07

TRUST FEES
(IN MILLIONS)


$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
$6.02
$6.37
$7.07
$7.66
$8.75
03
04
05
06
07

TRUST ASSETS
(IN MILLIONS)


$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$992
$1,068
$1,150
$1,300
$1,428
03
04
05
06
07

LOCATIONS

Abilene Office	400 Pine St.	**(325) 627-7100**
San Angelo Office	301 W. Beauregard	**(325) 659-5987**
Stephenville Office	2201 W. South Loop	**(254) 918-6262**
Sweetwater Office	201 Elm	**(325) 235-6640**
Fort Worth Office	550 Bailey Ave. Suite 510	**(817) 410-4970**





Board of Directors

BACK ROW (L-R): MAC COALSON, JOSEPH CANON, MURRAY EDWARDS, KADE MATTHEWS, DAVID COPELAND, TUCKER BRIDWELL
FRONT ROW (L-R): JOHNNY TROTTER, DERRELL JOHNSON, STEVE STEPHENS, DIAN STAI, KENNETH MURPHY, BYNUM MIERS, F. SCOTT DUESER

BOARD MEMBER	YEAR ELECTED	COMMITTEE APPOINTMENT*
F. Scott Dueser Chairman of the Board, President and CEO	1991	1
Tucker S. Bridwell President Mansefeldt Investment Corporation	2007	2
Joseph E. Canon, J.D. Executive Director Dodge Jones Foundation	1996	3
Mac A. Coalson Mac A. Coalson Real Estate	1996	1, 3, 4
David Copeland President, SIPCO, Inc. and Shelton Family Foundation	1998	1, 2, 4
Murray Edwards Principal, The Edwards Group	2006	2
Derrell E. Johnson Former President and CEO Rady and Associates Consulting Engineers	2000	2

BOARD MEMBER	YEAR ELECTED	COMMITTEE APPOINTMENT*
Kade Matthews Ranching and Investments	1998	3
Bynum Miers Ranching	1992	1, 4
Kenneth T. Murphy Senior Chairman of the Board	1971	1
Dian Graves Stai Chair, Mansefeldt Investment Corporation Director, Dian Graves Owen Foundation	1993	3
F.L. (Steve) Stephens Retired Chairman and CEO, Town & Country Food Stores, Inc.	1998	1, 3, 4
Johnny E. Trotter President and CEO Livestock Investors, Ltd.	2003	1, 2, 4

***COMMITTEES**

1 Executive Committee – F. Scott Dueser, Chairman
2 Audit Committee – David Copeland, Chairman
3 Compensation Committee – F.L. (Steve) Stephens, Chairman
4 Nominating/Corporate Governance Committee – Mac A. Coalson, Chairman

FOR MORE INFORMATION ON FIRST FINANCIAL BANKSHARES' BOARD OF DIRECTORS, PLEASE VISIT OUR WEB SITE AT www.ffin.com

Walter F. Johnson Award



Perry Elliott

We congratulate Perry D. Elliott as this year's recipient of the Walter F. Johnson Award. Perry joined First Financial Bankshares in 1993 when the Company purchased Stephenville Bank & Trust Co. (now First Financial Bank, Stephenville). Since that time Perry has been one of our most valuable players because of his wisdom, tireless work ethic, management skills and civic involvement. He retired from First Financial Bank, Stephenville, as President and CEO in 1999, but has continued to remain active with the Company as Chairman of the Board of three of our banks, mentor to new Presidents and an active member of the management team. His ability and willingness to fill open management positions has been extremely valuable for our Company. Through the years he has stepped in as interim president of two of our banks, interim senior vice president of our trust office, helped with acquisitions and has mentored all of us in the Company. Although Perry is retiring from three of our bank boards this spring, he will continue to be active at the holding company level. The Presidents and the management of First Financial Bankshares are so pleased to honor Perry with this well-deserved award because of his commitment, dedication and outstanding contributions to the success of First Financial Bankshares.

First Technology Services, Inc.

First Technology Services, Inc. (FTS) is the shared services company for First Financial Bankshares, Inc. Our mission is to maximize efficiencies and control costs for common functions within FFIN while providing the best possible customer service to our internal and external customers.

FTS provides a wide range of services to all First Financial subsidiaries including Check Processing, Account Services, Help Desk, Desktop Support, Network Services, Software Support, Information Security, Computer Operations and Business Continuity Planning.

In January 2008, the Loan Administration, Credit and Document Preparation departments of First Financial Bank, Abilene joined FTS to begin providing shared services for those functions to all First Financial banks.

FTS provides support to the First Financial community for more than 100 technology applications.

EXECUTIVE TEAM (L-R) MICHELLE MCDONALD, SENIOR VICE PRESIDENT; DENNIS STECKLY, SENIOR VICE PRESIDENT; KAY BERRY, SENIOR VICE PRESIDENT; LARRY WILLIAMS, SENIOR VICE PRESIDENT AND GARY TUCKER, PRESIDENT AND CEO


TECHNOLOGY
SERVICES
COMMAND CENTER
11:57:5



Corporate Information

FIRST FINANCIAL BANKSHARES EXECUTIVE OFFICERS (L-R): J. BRUCE HILDEBRAND, MICHELE P. STEVENS, F. SCOTT DUESER, KIRK W. THAXTON, GARY S. GRAGG AND GARY L. WEBB

OFFICERS

Kenneth T. Murphy
Senior Chairman of the Board

F. Scott Dueser
Chairman, President and
Chief Executive Officer

J. Bruce Hildebrand
Executive Vice President and
Chief Financial Officer

Gary S. Gragg
Executive Vice President, Lending

Gary L. Webb
Executive Vice President, Operations

Michele P. Stevens
Senior Vice President,
Advertising and Marketing

Courtney Jordan
Vice President, Training and Education

Daniel A. Ortiz
Vice President, Multicultural Development

William A. Rowe
Vice President, Investment Services

Gaila Kilpatrick
Assistant Secretary

Bob Goodner
Compliance Officer

Barbara Wright
Compliance Officer

William Mills
Loan Review Officer

ANNUAL MEETING

Tuesday, April 22, 2008
Abilene Civic Center
1100 N. Sixth
Abilene, Texas 79601

CORPORATE OFFICES

400 Pine
Abilene, Texas 79601
325-627-7155 • 800-588-7000
www.ffin.com

CORPORATE MAILING ADDRESS

P.O. Box 701
Abilene, Texas 79604

COMMON STOCK LISTING

The NASDAQ Global Select Market
Symbol: FFIN

INDEPENDENT PUBLIC AUDITORS

Ernst & Young LLP

FOR FINANCIAL AND INVESTOR INFORMATION, CONTACT:

J. Bruce Hildebrand
Executive Vice President & CFO
325-627-7167

David A. Hogan
Director, Investor Relations
325-627-7114
investorrelations@ffin.com

TRANSFER AGENT

The Bank of New York
866-828-8173

ADDRESS SHAREHOLDER INQUIRIES TO:

The Bank of New York
Investor Services Department
P.O. Box 11258
New York, NY 10286-1258

E-MAIL ADDRESS:

shareowners@bankofny.com

THE BANK OF NEW YORK STOCK TRANSFER WEB SITE:

www.stockbny.com

SEND CERTIFICATES FOR TRANSFER & ADDRESS CHANGES TO:

Receive and Deliver Dept.
P.O. Box 11002
New York, NY 10286-1002

FIRST FINANCIAL BANKSHARES, INC.™

a family of community banks℠

Certain statements contained in this annual report may be considered "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon the belief of the Company's management, as well as assumptions made beyond information currently available to the Company's management, and may be, but not necessarily are, identified by such words as "expect", "plan", "anticipate", "target", "forecast" and "goal". Because such "forward-looking statements" are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from the Company's expectations include competition from other financial institutions and financial holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board, changes in the demand for loans, fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations, changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. Other key risks are described in the Company's reports filed with the Securities and Exchange Commission, which may be obtained under "Investor Relations-Documents/Filings" on the Company's Web site or by writing or calling the Company at 325.627.7155. Except as otherwise stated in this annual report, the Company does not undertake any obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.



customers first!

END